UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Winmark Corporation

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

399817 10 5

(CUSIP Number)

Ronald G. Olson
1630 North Ridge Drive
Wayzata, MN 55391

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399817 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald G. Olson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,036,068

	8.	Shared Voting Power 47,300

	9.	Sole Dispositive Power 1,036,068

	10.	Shared Dispositive Power 47,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,368

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Winmark Corporation, formerly known as Grow Biz International, Inc., a Minnesota corporation (the “Company”).  The address of the Company’s principal executive office is 4200 Dahlberg Drive, Minneapolis, Minnesota 55422.

Item 2.	Identity and Background
This statement is being filed by Ronald G. Olson, referred to herein as the “Reporting Person.”
(a) Name: Ronald G. Olson (“Reporting Person”).
(b) Residence or business address: 1630 North Ridge Drive, Wayzata, MN 55391.
(c) Principal occupation: Investor
(d) Criminal proceedings. None

(e)                             During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.
Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented to add the following:
This amendment is being filed solely to report an acquisition by gift and dispositions since the last amendment to Schedule 13D by Reporting Person.
Item 5.	Interest in Securities of the Issuer

(a)                                  As of the date hereof, the Reporting Person beneficially owns the amount of Common Stock set forth below.  The percentage set forth below represents the percentage of the outstanding shares of Common Stock (based on 5,938,906 shares of Common Stock outstanding), represented by the shares of Common Stock beneficially owned by the Reporting Person.

Shares of Common Stock	Percentage of Outstanding Common Stock
1,083,368	18.2%

(b) The information set forth in items 7 through 11 of the cover pages (pages 1-2) hereto is incorporated herein by reference.

(c)                                  Since the most recent filing on Schedule 13D, (i) the Reporting Person acquired 600 shares by gift on February 15, 2000, (iii) 55,800 shares were distributed from a Trust for Reporting Person’s children to his son on or about February 1, 2002, at which time such shares were no longer beneficially owned by the Reporting Person, and (iii) the following sales were made by the Reporting Person or, as indicated, by the Trust in open market transactions:

Date	Shares	Price
07/01/99*	4,000	$6.00
04/01/00*	6,000	$5.00
01/22/01	2,600	$5.00
01/29/01	4,000	$4.5625
01/29/01	2,400	$4.625
01/30/01	1,000	$4.75
02/21/01	5,000	$4.75
02/22/01	3,600	$4.75
02/23/01	30,000	$4.625
09/05/01	100,000	$7.50
12/02/02	600	$10.25
12/02/02	900	$10.26
12/04/02	700	$10.22
12/04/02	3,000	$10.10
12/05/02	3,000	$10.10
12/10/02	700	$10.11
12/09/02	1,800	$10.22
12/09/02	800	$10.11
12/11/02	500	$10.11
11/10/03	2,556	$18.78
11/12/03	600	$18.70
11/14/03	1,850	$18.76
11/20/03	1,950	$18.90
11/21/03	3,044	$18.94
06/09/04	5,000	$25.00
09/16/04	2,000	$24.00
09/16/04	3,000	$24.05

*Sales made by Trust for Reporting Person’s children.

Previously, the Reporting Person included 8,450 shares owned by his son; however, as of June 1, 1998, the Reporting Person no longer beneficially owned such shares, and they are not included herein.  In addition, the Reporting Person included 9,450 shares owned by his daughter; however, as of September 1, 1999, the Reporting Person no longer beneficially owned such shares, and they are not included herein.

(d)                                 The Reporting Person’s wife is the trustee of their daughter’s trust which currently holds 45,800 shares of the Company’s Common Stock and, as trustee, she has sole voting and dispositive power over the shares.

(e) Not applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No change.
Item 7.	Material to Be Filed as Exhibits
No change.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2004.
Date
/s/ Ronald G. Olson
Signature
Ronald G. Olson
Name/Title